                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.4)

                                GigaMedia Limited
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                                (Name of Issuer)

                   Ordinary Shares, par value NT$10 per share
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                         (Title of Class of Securities)

                                    Y2711Y104
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                                 (CUSIP Number)

--------------------------------------------------------------------------------


                                  Winston Hsia
                          Hoshin Gigamedia Center Inc.
                            14F, 122, Duenhua N. Road
                                 Taipei, Taiwan
                                (886-2) 3518-1102
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 5, 2003
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             (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)







                               Page 1 of 5 pages.

---------------------                                         -----------------
CUSIP NO. Y2711Y104                   13D                     PAGE 2 OF 5 PAGES
---------------------                                         -----------------





-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JKK Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        The British Virgin Islands
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                1,000,000
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 0
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 1,000,000
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,000,000
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.99%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. Y2711Y104                  13D                      PAGE 3 OF 5 PAGES
---------------------                                         -----------------





-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Leslie Koo
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        PF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                     [ ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Taiwan, Republic of China
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES               1,000,000
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                0
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                1,000,000
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,000,000
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.99%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

     JKK Inc., a British Virgin Islands corporation ("JKK"), and Leslie Koo, a citizen of Taiwan, the Republic of China (JKK and Leslie Koo are herein after referred to as the "Reporting Persons"), hereby file the statement with respect to the Ordinary Shares, par value NT$10 per share (the "Ordinary Shares"), of GigaMedia Limited, a Singapore corporation, (the "Issuer"), beneficially owned by them.


Item 5.  Interest in Securities of the Issuer.

     From July 17,2003 to July 29,2003,JKK sold 2,687,271 shares in the Nasdaq National Market.

     As of the date of the filing of this Statement, JKK beneficially owns, and Leslie Koo may be deemed to beneficially own through JKK, 1,000,000 shares of Ordinary Shares, which represents approximately 1.99% the outstanding Ordinary Shares based upon 50,154,000 shares of Ordinary Shares reported as outstanding as of June 30, 2003, in the Issuer's Form 20-F report for the year ended December 31, 2002. Leslie Koo, a director of Issuer, waived his options to purchase 100,000 of these shares at $24.3 per share.

                                  Page 4 of 5 pages.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: August 5, 2003

                                            JKK Inc.




                                            By: /s/ Gwo-yeu Tsai
                                               -----------------
                                            Name: Gwo-yeu Tsai
                                            Title: Director



                                            LESLIE KOO


                                            /s/ LESLIE KOO
                                            ---------------

                               Page 5 of 5 pages.